Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Smithfield Foods, Inc.

We hereby consent to the incorporation by reference, in this Registration Statement of Smithfield Foods, Inc. on Form S-8 (Nos. 333-81917 and 333-123416) of our report dated June 18, 2007, relating to the statements of net assets available for benefits of Smithfield Foods Co., Inc. Bargaining 401(k) Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006, included within the 2006 Form 11-K for Smithfield Foods Co., Inc. Bargaining 401(k) Plan to be filed on or about June 28, 2007.

/s/Goodman & Company, LLP

Norfolk, Virginia

June 28, 2007